  Exhibit 99.1

Hudson Group Reports Second Quarter 2019 Results

East Rutherford, NJ – July 30, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the quarter ended June 30, 2019.

Highlights of the Quarter:
●
Turnover of $509.9 million, a year-over-year increase of 2.1%;
●
Organic sales growth of 1.8%;
●
Gross margin increased 30 bps to 64.2% for the quarter;
●
Adjusted EBITDA of $70.6 million; adjusted EBITDA margin of 13.8%
●
Concessions win at St. Pete-Clearwater Airport

“Our performance in the second quarter demonstrates our ability to enhance the profitability of our business, despite ongoing macroeconomic pressures to our duty-free operations,” stated Roger Fordyce, CEO of Hudson Group. “On the topline, we were pleased by strength of our core duty-paid business, which was fueled by momentum in categories like food & beverage and electronics. We continue to drive gross margin expansion thanks to our increasing scale and purchasing power. And we are working on a number of exciting initiatives focused on merchandising and the use of digital technology in order to improve the customer experience and the overall efficiency of our organization, to continue to drive long-term value.”

Management Discussion of Second Quarter 2019
Income Statement
●
Turnover increased $10.5 million or 2.1% to $509.9 million for the second quarter compared to $499.4 million in the second quarter 2018.
o
Second quarter net sales increased $8.7 million to $499.1 million or 1.8% from the year-ago period.
o
Second quarter organic net sales growth was 1.8%, compared to 8.2% in the year-ago period, primarily due to macroeconomic pressures around Chinese spending that impacted our duty-free and luxury business. In addition, our duty-free sales were negatively impacted by 30 bps due to the renovation of a large duty-free store.
o
Second quarter like-for-like net sales growth was 0.6% (1.2% in constant currency), compared to 4.5% (3.8% in constant currency) in the year-ago period due to the factors described above.
●
Gross profit increased $8.2 million or 2.6% to $327.5 million in the second quarter compared to $319.3 million in the year-ago period. Gross margin increased 30 bps to 64.2% during the quarter due to improved vendor pricing, as well as continued sales mix shift to higher margin categories. Partially offsetting the increase was a prior year benefit of 70 bps of vendor rebates recorded in the second quarter of 2018, which were retroactive to the beginning of that year and attributable to the first quarter of 2018.
●
Leases expenses (formerly included in Selling expenses) decreased $54.1 million or 49.7% to $54.8 million in the second quarter as compared to the year-ago period due to the adoption of IFRS 16 Leases, which requires the capitalization of the fixed portion of rent payments. Beginning January 1, 2019, lease expenses are only comprised of lease payments that are variable in nature.

●
Personnel expenses increased $7.8 million or 7.7% to $108.6 million in the second quarter as compared to the year-ago period primarily due to opening new store locations as well as wage increases and additional personnel expense upon becoming a public company. As a percentage of turnover, personnel expenses increased from 20.2% to 21.3%.
●
Other expenses (formerly General expenses) decreased $1.1 million or 2.8% to $38.7 million in the second quarter as compared to the year-ago period. As a percentage of turnover, other expenses decreased from 8.0% to 7.6%.
●
Adjusted EBITDA decreased $1.6 million or 2.2% to $70.6 million in the second quarter as compared to the prior year quarter. This decrease was primarily driven by vendor rebates received in the second quarter of 2018 that were retroactive to January 1, 2018 and attributable to the first quarter of 2018.
●
Depreciation, amortization and impairment increased $47.7 million or 155.9% in the second quarter as compared to the year-ago quarter due to the adoption of IFRS 16 Leases which requires the capitalization and depreciation of right of use assets, which are primarily comprised of our leases and concessions.
●
Reported net profit attributable to equity holders of the parent decreased $5.2 million to $9.1 million in the second quarter compared to $14.3 million in the year ago quarter, while reported basic and diluted earnings per share decreased to $0.10 per share compared to $0.15 in the prior year quarter.
●
Adjusted net profit attributable to equity holders of the parent decreased $6.2 million to $16.9 million in the second quarter ($20.6 million excluding IFRS 16 impact), while adjusted diluted earnings per share decreased to $0.18 ($0.22 excluding IFRS 16 impact) from $0.25 in the prior year quarter. Beginning in the first quarter of 2019, the calculation of this item has been revised to include impairment of assets, one-off income tax items, and income tax adjustment on amortization related to acquisitions.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the six months ended June 30, 2019 were $239.0 million compared to $121.9 million in the prior year period. The improvement in operating cash flows was primarily due to the adoption of IFRS 16, which reclassifies capitalized lease payments from operating activities to financing activities.
●
At June 30, 2019, the Company’s adjusted net debt (total borrowings excluding lease obligations, minus cash) was $245.7 million resulting in adjusted net debt to adjusted EBITDA leverage of 1.0 times, compared to 1.3 times at December 31, 2018.
●
Capital expenditures in the first half of 2019 totaled $35.2 million compared to $35.6 million in the prior year period as the result of the timing of new projects.

Operational Update
As of June 30, 2019, Hudson Group operated 1,014 stores, across 89 locations, totaling 1.1 million square feet of retail space.

During the second quarter, the Company added new business through an RFP win at St. Pete-Clearwater International Airport.

Earnings Conference Call Information
Hudson Group will host a conference call to review its second quarter 2019 financial performance today, July 30, at 10:00 a.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10133230. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725. A web replay will be available at https://services.choruscall.com/links/hson190730.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit attributable to equity holders of parent for planning purposes. Adjusted net profit attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Adjusted net debt to adjusted EBITDA leverage represents total borrowings (excluding lease obligations) less cash at June 30, 2019 divided by adjusted EBITDA for the twelve months ended June 30, 2019.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 89 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

INTERIM CONSOLIDATED INCOME STATEMENT (1) FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)	Table 1

		ILLUSTRATION OF IFRS 16 IMPACT

	QUARTER ENDED	IFRS 16	PRE-IFRS 16 QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	6/30/2019	IMPACT	6/30/2019	6/30/2018(2)	6/30/2019	6/30/2018(2)

Turnover	509.9		509.9	499.4	954.9	926.2
Cost of sales	(182.4)		(182.4)	(180.1)	(343.6)	(338.9)
Gross profit	327.5		327.5	319.3	611.3	587.3
Lease expenses (1)	(54.8)	(55.3)	(110.1)	(108.9)	(100.2)	(205.8)
Personnel expenses	(108.6)		(108.6)	(100.8)	(223.6)	(198.4)
Other expenses (1)	(38.7)		(38.7)	(39.8)	(76.1)	(79.1)
Depreciation, amortization and impairment	(78.3)	50.0	(28.3)	(30.6)	(155.8)	(59.4)
Operating Profit (EBIT)	47.1	(5.3)	41.8	39.2	55.6	44.6
Finance income	1.3	(0.1)	1.2	0.6	2.4	1.1
Finance costs	(19.2)	11.5	(7.7)	(7.7)	(39.1)	(15.6)
Foreign exchange gain (loss)	(0.3)		(0.3)	(0.1)	-	(0.5)
Profit (loss) before taxes (EBT)	28.9	6.1	35.0	32.0	18.9	29.6
Income tax benefit (expense)	(9.8)	(1.4)	(11.2)	(5.8)	(1.7)	(3.4)
Net profit (loss)	19.1	4.7	23.8	26.2	17.2	26.2

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	9.1	3.7	12.8	14.3	2.4	8.6
Non-controlling interests	10.0	1.0	11.0	11.9	14.8	17.6

EARNINGS (LOSS) PER SHARE
Basic	0.10	0.04	0.14	0.15	0.03	0.09
Diluted	0.10	0.04	0.14	0.15	0.03	0.09
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,374		92,374	92,511	92,392	92,511
Diluted	92,782		92,782	92,511	92,800	92,511

(1)
Please refer to Footnote 2.2 of the June 2019 Interim Report filed on Form 6K for reclassifications which are effective beginning in Q1 2019.
(2)
2018 periods have not been restated for IFRS 16.

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT JUNE 30, 2019 (UNAUDITED)	Table 2

	JUNE 30,	DECEMBER 31,
IN MILLIONS OF USD	2019	2018

ASSETS
Property, plant and equipment	235.4	243.0
Right of use assets	1,022.6	-
Intangible assets	284.8	301.6
Goodwill	323.0	315.0
Investments in associates	9.3	6.5
Deferred tax assets	84.5	83.9
Other non-current assets	35.3	27.4
Non-current assets	1,994.9	977.4

Inventories	190.8	190.7
Trade receivables	1.1	1.3
Other accounts receivable	47.7	46.8
Income tax receivables	2.1	0.8
Cash and cash equivalents	302.5	234.2
Current assets	544.2	473.8

Total assets	2,539.1	1,451.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	561.2	552.1
Non-controlling interests	84.6	84.8
Total equity	645.8	636.9

Borrowings	494.7	492.6
Lease obligations	865.6	-
Deferred tax liabilities	39.0	40.0
Post-employment benefit obligations	1.4	1.0
Other non-current liabilities	2.4	-
Non-current liabilities	1,403.1	533.6

Trade payables	138.0	105.5
Borrowings	53.5	51.4
Lease obligations	176.7	-
Income tax payables	0.7	2.3
Other liabilities	121.3	121.5
Current liabilities	490.2	280.7

Total liabilities	1,893.3	814.3
Total liabilities and shareholders’ equity	2,539.1	1,451.2

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)	Table 3

	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD	6/30/2019	6/30/2018

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	18.9	29.6

ADJUSTMENTS FOR
Depreciation, amortization and impairment	155.8	59.4
Loss (gain) on sale of non-current assets	0.2	0.8
Increase (decrease) in allowances and provisions	4.4	6.6
Loss (gain) on foreign exchange differences	-	0.3
Other non-cash items	2.7	2.9
Share of result of associates	(0.6)	-
Interest income	(1.8)	(1.1)
Finance costs	39.1	15.6
Cash flow before working capital changes	218.7	114.1

Decrease (increase) in trade and other accounts receivable	(10.0)	12.5
Decrease (increase) in inventories	(2.5)	(1.5)
Increase (decrease) in trade and other accounts payable	41.1	(0.2)
Cash generated from operations	247.3	124.9
Income taxes paid	(8.3)	(3.0)
Net cash flows from operating activities	239.0	121.9

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(32.8)	(33.5)
Purchase of intangible assets	(2.4)	(2.1)
Contributions to associates	(2.1)	(0.4)
Proceeds from sale of property, plant and equipment	0.4	0.3
Interest received	1.0	1.1
Repayments of (granted) loans receivable from non-controlling interest holders	0.3	0.3
Proceeds from lease income	1.3	-
Net cash flows used in investing activities	(34.3)	(34.3)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	-	60.1
Repayment of borrowings	-	(13.1)
Transaction costs paid for the listing of equity instruments	-	(6.3)
Dividends paid to non-controlling interest	(15.0)	(13.3)
Lease payments	(112.9)	-
Purchase of treasury shares	(2.7)	-
Contributions from (purchase of) non-controlling interests	0.4	3.7
Interest paid	(7.6)	(15.6)
Net cash flows from (used in) financing activities	(137.8)	15.5
Currency translation on cash	1.4	(1.5)
Increase in cash and cash equivalents	68.3	101.6

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	234.2	137.4
– end of the period	302.5	239.0

NON-IFRS RECONCILIATIONS NET PROFIT TO ADJUSTED EBITDA (1) FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2019	Table 4

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD	6/30/2019	6/30/2018	6/30/2019	6/30/2018

Net profit (loss)	19.1	26.2	17.2	26.2
Income tax expense (benefit)	9.8	5.8	1.7	3.4
Profit (loss) before taxes (EBT)	28.9	32.0	18.9	29.6
Finance income	(1.3)	(0.6)	(2.4)	(1.1)
Finance costs	19.2	7.7	39.1	15.6
Foreign exchange gain (loss)	0.3	0.1	-	0.5
Operating Profit (EBIT)	47.1	39.2	55.6	44.6
Depreciation, amortization and impairment	78.3	30.6	155.8	59.4
Charge related to capitalized right of use assets (2)	(55.3)	-	(111.6)	-
Other operational charges (3)	0.5	2.4	8.5	5.0
Adjusted EBITDA	70.6	72.2	108.3	109.0

(1)
The company has revised the calculation of Adjusted EBITDA to exclude charge related to capitalized right of use assets. The company believes this useful to investors in order to provide better comparability to prior periods as IFRS 16 was adopted on January 1, 2019.
(2)
Represents lease payments that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.
(3)
For the quarters ended June 30, 2019 and June 30, 2018, other operational charges consisted of $0.5 million and $2.4 million, respectively, of generally non-recurring items. For the six months ended June 30, 2019, other operational charges consisted of $8.1 million of primarily executive separation expense and $0.4 million of other generally non-recurring items. For the six months ended June 30, 2018, other operational charges consisted of $1.0 million of litigation reserve, $0.8 million in asset write-offs related to conversions and store closings and $3.2 million of other generally non-recurring items.

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO ADJUSTED NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (1) FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2019	Table 5

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	6/30/2019	6/30/2018	6/30/2019	6/30/2018

Net profit (loss) attributable to equity holders of the parent	9.1	14.3	2.4	8.6
Amortization related to acquisitions (2)	9.5	9.9	19.0	19.8
Impairment of assets	0.7	1.4	0.9	1.4
Other operational charges (3)	0.5	2.4	8.5	5.0
Income tax adjustment and one-off income tax items (4)	(2.9)	(4.9)	(6.1)	(8.2)
Adjusted net profit attributable to equity holders of the parent	16.9	23.1	24.7	26.6
Adjusted net profit attributable to equity holders of the parent - Ex IFRS 16 Impact	20.6		31.7

Diluted earnings / (loss) per share	0.10	0.15	0.03	0.09
Adjusted diluted earnings per share to equity holders of the parent	0.18	0.25	0.27	0.29
Adjusted diluted earnings per share to equity holders of the parent - Ex IFRS 16 Impact	0.22		0.34
Weighted average number of shares outstanding (000's)	92,782	92,511	92,800	92,511

(1)
Beginning in Q1 2019, the company has revised the calculation of Adjusted Net Profit Attributable to Equity Holders of the Parent to exclude not only amortization related to acquisitions and other operational charges (net of income tax), but also to exclude impairment of assets, income tax adjustment on amortization related to acquisitions and impairment and other one-off income tax items. The company believes the new calculation is useful to investors because it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions and impairments of assets
(2)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred
(3)
For the quarters ended June 30, 2019 and June 30, 2018, other operational charges consisted of $0.5 million and $2.4 million, respectively, of generally non-recurring items. For the six months ended June 30, 2019, other operational charges consisted of $8.1 million of primarily executive separation expense and $0.4 million of other generally non-recurring items. For the six months ended June 30, 2018, other operational charges consisted of $1.0 million of litigation reserve, $0.8 million in asset write-offs related to conversions and store closings and $3.2 million of other generally non-recurring items.
(4)
Beginning in Q1 2019, this line item has been revised to include the following:

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
One-off non-cash change in valuation of deferred tax assets	(0.1)	(1.3)	(0.1)	(1.3)
Income tax adjustment amortization and impairment	(2.7)	(3.0)	(5.3)	(5.6)
Income tax adjustment other operational charges	(0.1)	(0.6)	(0.7)	(1.3)